SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of Operations for the three months ended June 30, 2009 (Thursday, August 6, 2009)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (THURSDAY, AUGUST 6, 2009)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED

JUNE 30, 2009 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, August 6, 2009 — Kubota Corporation reported its consolidated results for the three months ended June 30, 2009 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the three months ended June 30, 2009

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
	Three months ended Jun. 30, 2009			% (*)	Three months ended Jun. 30, 2008	% (*)
Revenues	¥ [$	195,326 2,034,646	]	(25.4)	¥261,887	(2.7)
Operating income	¥ [$	10,276 107,042	]	(70.3)	¥34,550	(9.5)
Income before income taxes and equity in net income (loss) of affiliated companies	¥ [$	10,749 111,969	]	(71.3)	¥37,467	(12.4)
Net income attributable to Kubota Corporation	¥ [$	5,557 57,885	]	(72.3)	¥20,037	(16.5)
Net income attributable to Kubota Corporation per ADS
Basic	¥ [$	21.84 0.23	]		¥78.29
Diluted	¥ [$	21.84 0.23	]		¥78.29

Note :

(*) represents percentage change from the corresponding period in the prior year.

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)
	Jun. 30, 2009			Mar. 31, 2009
Total assets	¥ [$	1,393,059 14,511,031	]	¥1,385,824
Equity	¥ [$	638,965 6,655,885	]	¥616,243
Kubota Corporation shareholders’ equity	¥ [$	597,962 6,228,771	]	¥578,284
Ratio of Kubota Corporation shareholders’ equity		42.9%		41.7%
Kubota Corporation shareholders’ equity per ADS	¥ [$	2,350.43 24.48	]	¥2,273.02

Kubota Corporation

and Subsidiaries

2. Cash dividends

	(In millions of yen except per ADS amounts)
	Cash dividends per ADS
	Interim	Year end	Total
Year ended March 31, 2009	¥35.00	¥35.00	¥70.00
Year ending March 31, 2010	Undecided	Undecided	Undecided

Note :

Although the Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends, specific amount of cash dividends for each fiscal year is decided in consideration of the development of business performance, financial conditions and payout ratio including share buybacks. Specific amount of cash dividends for the year ending March 31, 2010 is undecided at this time and the Company will inform the amount as soon as a decision is made.

3. Anticipated results of operations for the year ending March 31, 2010

	(In millions of yen except per ADS amounts)
	Six months ending September 30, 2009	% (*)	Year ending March 31, 2010	% (*)
Revenues	¥480,000	(16.1)	¥1,020,000	(7.9)
Operating income	¥28,000	(58.9)	¥70,000	(31.9)
Income before income taxes and equity in net income of affiliated companies	¥27,500	(58.3)	¥69,500	(16.5)
Net income attributable to Kubota Corporation	¥15,000	(58.0)	¥40,000	(16.8)
Net income attributable to Kubota Corporation per ADS	¥58.96		¥157.22

Note :

(*) represents percentage change from the corresponding period in the prior year.

Please refer to page 5 for further information related to the above mentioned anticipated results of operations.

4. Other information

(1)	Changes in number of material subsidiaries : No

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements : Yes

Please refer to “4. Other information” on page 5.

(3)	Changes in accounting principles, procedures, and presentations for consolidated financial statements

a)	Changes due to the revision of accounting standards : Yes

b)	Changes in matters other than a) above : No

Please refer to “4. Other information” on page 5.

(4)	Number of shares outstanding including treasury stock as of June 30, 2009	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2009	:	1,285,919,180
	Number of treasury stock as of June 30, 2009	:	13,890,296
	Number of treasury stock as of March 31, 2009	:	13,856,291
	Weighted average number of shares outstanding during the three months ended June 30, 2009	:	1,272,041,078
	Weighted average number of shares outstanding during the three months ended June 30, 2008	:	1,279,587,653

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the three months under review

For the three months ended June 30, 2009, revenues of Kubota Corporation and subsidiaries (hereinafter “the Company”) decreased ¥66.6 billion (25.4%), to ¥195.3 billion from the corresponding period in the prior year due to decline of domestic revenues in all segments and substantial decline of overseas revenues centering on Internal Combustion Engine and Machinery.

In the domestic market, revenues decreased ¥15.9 billion (13.7%), to ¥100.8 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine and Machinery decreased substantially due to sales declines of farm equipment and engines, and substantial sales decline of construction machinery. Revenues in Pipes, Valves, and Industrial Castings decreased due to sales decrease of plastic pipes, steel pipes and industrial castings, while sales of ductile iron pipes and valves increased. Revenues in Environmental Engineering slightly decreased. Revenues in Other decreased substantially.

In overseas markets, revenues decreased ¥50.6 billion (34.9%), to ¥94.6 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine and Machinery substantially decreased due to sales declines of tractors, engines and construction machinery. Revenues in Pipes, Valves, and Industrial Castings substantially increased due to sales increase of ductile iron pipes. Revenues in Environmental Engineering slightly increased, while revenues in Other slightly decreased.

Operating income decreased ¥24.3 billion (70.3%), to ¥10.3 billion from the corresponding period in the prior year. Operating income in Internal Combustion Engine and Machinery decreased substantially due to revenue decline and the appreciation of the yen. Operating income in Pipes, Valves, and Industrial Castings increased due to price decline of raw materials. Profitabilities in Environmental Engineering and Other deteriorated due to their sales declines.

Income before income taxes and equity in net income (loss) of affiliated companies decreased ¥26.7 billion (71.3%), to ¥10.7 billion. Income taxes were ¥3.7 billion (representing an effective tax rate of 34.8%), and equity in net loss of affiliated companies was ¥0.3 billion. Accordingly, net income decreased ¥15.4 billion (69.6%), to ¥6.7 billion.

After deducting ¥1.2 billion of net income attributable to the noncontrolling interests, net income attributable to Kubota Corporation was ¥5.6 billion, ¥14.5 billion (72.3%) lower than the corresponding period in the prior year.

* The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. “Net income” presented in the consolidated financial statements until the year ended March 31, 2009 was renamed “Net income attributable to Kubota Corporation” to conform to SFAS No. 160.

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥135.0 billion, 31.3 % lower than the corresponding period in the prior year, comprising 69.1 % of consolidated revenues. Domestic revenues decreased 13.8%, to ¥51.2 billion, and overseas revenues decreased 38.8%, to ¥83.8 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, conditions were very tough. The demand for farm equipment was weak because of lower buying intention for farm equipment from farmers with continuing economic sluggishness, and the demand for construction machinery worsened. The Company implemented aggressive promotional sales activity and introduction of new products. However, such measures could not compensate sales decline resulted from market stagnation and sales of farm equipment and construction machinery substantially decreased. Sales of engines also declined sharply.

In overseas markets, sales of tractors decreased. Sales of tractors in North America decreased mainly due to the stagnation of the housing related markets in the U.S. Sales of tractors in Europe also decreased due to stagnant economy in this area. Sales of tractors in Asia decreased. Although sales quantity in Asia continued strong growth, sales amount in yen basis decreased due to the appreciation of the yen. Sales of construction machinery substantially decreased due to stagnation in North America and Europe. Sales of engines decreased due to inventory adjustment in European and North American clients. On the other hand, sales of combine harvesters and rice transplanters increased sharply in China and Thailand.

Kubota Corporation

and Subsidiaries

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings decreased 3.7%, to ¥38.3 billion from the corresponding period in the prior year, comprising 19.6 % of consolidated revenues. Domestic revenues decreased 12.2%, to ¥28.8 billion, and overseas revenues increased 36.2%, to ¥9.5 billion. This segment comprises pipes and valves (ductile iron pipes, spiral welded steel pipes, plastic pipes, and valves), and industrial castings.

In the domestic market, sales of ductile iron pipes and valves increased. However, sales of plastic pipes decreased due to declining demand and sales of steel pipes also decreased substantially. Sales of industrial castings decreased substantially due to drop in demand of products for steel and petrochemical industries.

In overseas markets, sales of industrial castings decreased, while sales of ductile iron pipes in the Middle East increased steadily. Accordingly, total overseas revenues increased substantially.

3) Environmental Engineering

Revenues in Environmental Engineering decreased 2.7%, to ¥9.2 billion from the corresponding period in the prior year, comprising 4.7 % of consolidated revenues. Domestic revenues decreased 3.5%, to ¥8.3 billion, and overseas revenues increased 5.0%, to ¥0.9 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of the water & sewage engineering products and pumps increased, while sales of the waste engineering products decreased. In overseas markets, sales of pumps increased steadily, while sales of submerged membrane system decreased.

4) Other

Revenues in Other decreased 21.2%, to ¥12.9 billion from the corresponding period in the prior year, comprising 6.6 % of consolidated revenues. Domestic revenues decreased 21.6%, to ¥12.4 billion, and overseas revenues decreased 7.9%, to ¥0.5 billion. This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks and other business.

Sales of vending machine and electronic-equipped machinery decreased in this segment due to decline in private capital investment. Sales of construction and septic tanks decreased affected by decline of construction investment in Japan.

2. Financial condition

(1) Assets, liabilities and equity

Total assets at the end of June 2009 increased ¥7.2 billion (0.5%) compared with those at the end of March 2009. As for assets, notes and accounts receivable decreased, while short- and long-term finance receivables increased. Other investments also increased due to an increase in unrealized gains on securities.

As for liabilities, accounts payable decreased affected by production adjustment, while interest-bearing debt increased mainly due to issuances of bonds by overseas subsidiaries.

Equity largely increased due to an increase of accumulated other comprehensive income. Shareholders’ equity ratio was 42.9%, 1.2 percentage points higher than the prior year end.

(2) Cash flows

Net cash used in operating activities during the three months under review was ¥4.3 billion, decrease of ¥13.2 billion of cash outflow from the corresponding period in the prior year. Although net income decreased, increased cash inflow by change in working capital such as notes and accounts receivable and inventories saved cash outflow.

Net cash provided by investing activities was ¥2.9 billion, as compared to ¥5.3 billion of cash outflow in the corresponding period in the prior year. This change was mainly due to large increase in proceeds from sales and redemption of investments.

Net cash used in financing activities was ¥1.0 billion, as compared to ¥12.6 billion of cash inflow in the corresponding period in the prior year, due to decrease in fund-raising.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of June 2009 was ¥68.1 billion, a decrease of ¥1.4 billion from the beginning of the year.

Kubota Corporation

and Subsidiaries

3. Prospect for the fiscal year under review

The forecasts of the anticipated results of operations for the year ending March 31, 2010, which were announced on May 13, 2009, remain unchanged.

The forecasts are based on the assumption of an exchange rate of ¥96=US$1.

4. Other information

(1) Changes in number of material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

Income tax expense for the three months ended June 30, 2009 was calculated using reasonably estimated annual effective tax rate for this fiscal year.

(3) Changes in accounting principles, procedures and presentations for consolidated financial statements

1) Changes due to the revision of accounting standards

The Company adopted SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, effective April 1, 2009. Upon the adoption of this statement, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Net income is classified and attributed between noncontrolling interests and Kubota Corporation in the consolidated statements of income, and related presentation of consolidated statements of cash flows and other consolidated financial statements has been changed. Amounts in the prior consolidated financial statements have been reclassified or adjusted to conform to the current presentation.

Under SFAS No. 160, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions. The adoption of this accounting procedure did not have a material impact on the Company’s consolidated results of operations or financial position.

2) Changes in matters other than 1) above.

None

(4) Assumptions for going concern

None

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Assets	(In millions of yen)
	Jun. 30, 2009		Mar. 31, 2009		Change	Jun. 30, 2008
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	68,141		69,505		(1,364)	75,281
Notes and accounts receivable	367,319		387,500		(20,181)	270,700
Short-term finance receivables-net	100,124		97,292		2,832	98,150
Inventories	207,726		207,401		325	218,060
Interest in sold receivables	—		—		—	76,684
Other current assets	66,673		54,648		12,025	55,109

Total current assets	809,983	58.1	816,346	58.9	(6,363)	793,984	55.5

Investments and long-term finance receivables	301,099	21.6	279,965	20.2	21,134	351,823	24.6

Property, plant, and equipment	227,382	16.3	225,621	16.3	1,761	230,503	16.1

Other assets	54,595	4.0	63,892	4.6	(9,297)	53,666	3.8

Total	1,393,059	100.0	1,385,824	100.0	7,235	1,429,976	100.0

Liabilities and Equity	(In millions of yen)
	Jun. 30, 2009		Mar. 31, 2009		Change	Jun. 30, 2008
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	122,695		132,100		(9,405)	119,103
Notes and accounts payable	142,033		179,627		(37,594)	191,653
Other current liabilities	118,869		122,270		(3,401)	117,039
Current portion of long-term debt	67,465		60,378		7,087	60,459

Total current liabilities	451,062	32.4	494,375	35.7	(43,313)	488,254	34.1
Long-term liabilities:
Long-term debt	238,940		208,588		30,352	176,604
Accrued retirement and pension costs	54,255		56,591		(2,336)	41,136
Other long-term liabilities	9,837		10,027		(190)	38,170

Total long-term liabilities	303,032	21.7	275,206	19.9	27,826	255,910	17.9
Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	93,048		93,150		(102)	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	449,441		452,791		(3,350)	433,716
Accumulated other comprehensive income (loss)	(39,035)		(62,184)		23,149	20,603
Treasury stock	(9,101)		(9,082)		(19)	(6,330)

Total Kubota Corporation shareholders’ equity	597,962	42.9	578,284	41.7	19,678	644,748	45.1
Noncontrolling interests	41,003	3.0	37,959	2.7	3,044	41,064	2.9

Total equity	638,965	45.9	616,243	44.4	22,722	685,812	48.0

Total	1,393,059	100.0	1,385,824	100.0	7,235	1,429,976	100.0

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

	(In millions of yen)
	Three months ended Jun. 30, 2009		Three months ended Jun. 30, 2008		Change		Year ended Mar. 31, 2009
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	195,326	100.0	261,887	100.0	(66,561)	(25.4)	1,107,482	100.0
Cost of revenues	145,805	74.7	184,609	70.5	(38,804)	(21.0)	810,226	73.1
Selling, general, and administrative expenses	38,960	19.9	42,502	16.2	(3,542)	(8.3)	193,426	17.5
Loss from disposal and impairment of businesses and fixed assets	285	0.1	226	0.1	59	26.1	1,015	0.1

Operating income	10,276	5.3	34,550	13.2	(24,274)	(70.3)	102,815	9.3

Other income (expenses):
Interest and dividend income	1,433		2,178		(745)		4,822
Interest expense	(642)		(445)		(197)		(2,664)
Gain (loss) on sales of securities-net	247		16		231		(116)
Valuation loss on other investments	(32)		(706)		674		(8,618)
Foreign exchange gain (loss) -net	775		2,431		(1,656)		(11,525)
Other-net	(1,308)		(557)		(751)		(1,455)

Other income (expenses), net	473		2,917		(2,444)		(19,556)

Income before income taxes and equity in net income (loss) of affiliated companies	10,749	5.5	37,467	14.3	(26,718)	(71.3)	83,259	7.5
Income taxes	3,740		15,013		(11,273)		28,746
Equity in net income (loss) of affiliated companies	(275)		(273)		(2)		222

Net income	6,734	3.4	22,181	8.5	(15,447)	(69.6)	54,735	4.9
Less: Net income attributable to the noncontrolling interests	1,177		2,144		(967)		6,671

Net income attributable to Kubota Corporation	5,557	2.8	20,037	7.7	(14,480)	(72.3)	48,064	4.3

Net income attributable to Kubota Corporation per ADS	(In yen)
Basic	21.84		78.29				188.40
Diluted	21.84		78.29				188.40

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

	(In millions of yen)
	Three months ended Jun. 30, 2009	Three months ended June 30, 2008	Change
Operating activities:
Net income	6,734	22,181
Depreciation and amortization	7,030	7,593
Valuation loss on other investments	32	706
Deferred income taxes	866	4,657
Decrease (increase) in notes and accounts receivable	29,878	(2,691)
Decrease (increase) in inventories	4,740	(24,699)
Decrease in interest in sold receivable	—	(8,973)
Increase in other current assets	(10,074)	(6,755)
Decrease in trade notes and accounts payable	(43,691)	(5,080)
Decrease in income taxes payable	(1,127)	(3,409)
Increase (decrease) in other current liabilities	(832)	1,358
Decrease in accrued retirement and pension costs	(154)	(2,611)
Other	2,270	245

Net cash used in operating activities	(4,328)	(17,478)	13,150

Investing activities:
Purchases of fixed assets	(4,735)	(6,838)
Proceeds from sales of property, plant, and equipment	117	583
Proceeds from sales and redemption of investments	5,368	6
Increase in finance receivables	(31,176)	(35,465)
Collection of finance receivables	34,065	36,544
Other	(752)	(144)

Net cash provided by (used in) investing activities	2,887	(5,314)	8,201

Financing activities:
Proceeds from issuance of long-term debt	33,655	15,765
Repayments of long-term debt	(10,918)	(11,562)
Net increase (decrease) in short-term borrowings	(14,806)	21,290
Cash dividends	(8,907)	(10,248)
Purchases of treasury stock	(20)	(2,567)
Other	(2)	(105)

Net cash provided by (used in) financing activities	(998)	12,573	(13,571)

Effect of exchange rate changes on cash and cash equivalents	1,075	(3,284)	4,359

Net decrease in cash and cash equivalents	(1,364)	(13,503)
Cash and cash equivalents at beginning of period	69,505	88,784

Cash and cash equivalents at end of period	68,141	75,281	(7,140)

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Three months ended June 30, 2009

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	134,959	38,292	9,184	12,891	195,326	—	195,326
Intersegment	20	43	19	3,040	3,122	(3,122)	—

Total	134,979	38,335	9,203	15,931	198,448	(3,122)	195,326

Cost of revenues and operating expenses	123,319	33,546	11,084	15,968	183,917	1,133	185,050
Operating income (loss)	11,660	4,789	(1,881)	(37)	14,531	(4,255)	10,276

Three months ended June 30, 2008

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	196,310	39,777	9,441	16,359	261,887	—	261,887

Intersegment	—	50	65	3,202	3,317	(3,317)	—

Total	196,310	39,827	9,506	19,561	265,204	(3,317)	261,887
Cost of revenues and operating expenses	158,163	39,078	11,183	18,598	227,022	315	227,337
Operating income (loss)	38,147	749	(1,677)	963	38,182	(3,632)	34,550

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(2) Information by geographic segments

Three months ended June 30, 2009

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	110,994	35,768	16,164	30,301	2,099	195,326	—	195,326
Intersegment	34,928	2,273	482	333	—	38,016	(38,016)	—

Total	145,922	38,041	16,646	30,634	2,099	233,342	(38,016)	195,326

Cost of revenues and operating expenses	137,222	34,827	15,827	26,944	1,797	216,617	(31,567)	185,050
Operating income	8,700	3,214	819	3,690	302	16,725	(6,449)	10,276

Three months ended June 30, 2008

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	125,626	71,501	33,588	27,515	3,657	261,887	—	261,887
Intersegment	77,594	2,924	1,095	336	—	81,949	(81,949)	—

Total	203,220	74,425	34,683	27,851	3,657	343,836	(81,949)	261,887

Cost of revenues and operating expenses	185,826	65,962	30,800	23,827	3,017	309,432	(82,095)	227,337
Operating income	17,394	8,463	3,883	4,024	640	34,404	146	34,550

(3) Overseas revenues

Three months ended June 30, 2009

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	35,645	17,258	32,963	8,695	94,561
Consolidated revenues					195,326
Ratio of overseas revenues to consolidated revenues	18.2%	8.8%	16.9%	4.5%	48.4%

Three months ended June 30, 2008

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	70,976	34,104	31,744	8,361	145,185
Consolidated revenues					261,887
Ratio of overseas revenues to consolidated revenues	27.1%	13.0%	12.1%	3.2%	55.4%

Note:

The consolidated segment information, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Consolidated Statements of Changes in Equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation Shareholders’ Equity						Non- controlling interests	Total
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance at March 31, 2009	1,272,063	84,070	93,150	19,539	452,791	(62,184)	(9,082)	37,959	616,243

Net income					5,557			1,177	6,734

Other comprehensive income						23,149		1,619	24,768

Cash dividends paid to Kubota Corporation shareholders, ¥35 per ADS					(8,907)				(8,907)

Cash dividends paid to the noncontrolling interests								(35)	(35)

Purchases and sales of treasury stock	(34)						(19)		(19)

Changes in ownership interests in subsidiaries and others			(102)					283	181

Balance at June 30, 2009	1,272,029	84,070	93,048	19,539	449,441	(39,035)	(9,101)	41,003	638,965

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Three months ended Jun. 30, 2009		Three months ended Jun. 30, 2008		Change		Year ended Mar. 31, 2009
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	123,061	63.0	170,259	65.0	(47,198)	(27.7)	671,292	60.6

Domestic	47,789		54,671		(6,882)	(12.6)	214,905
Overseas	75,272		115,588		(40,316)	(34.9)	456,387

Construction Machinery	11,898	6.1	26,051	10.0	(14,153)	(54.3)	83,124	7.5

Domestic	3,391		4,719		(1,328)	(28.1)	20,249
Overseas	8,507		21,332		(12,825)	(60.1)	62,875

Internal Combustion Engine & Machinery	134,959	69.1	196,310	75.0	(61,351)	(31.3)	754,416	68.1

Domestic	51,180	26.2	59,390	22.7	(8,210)	(13.8)	235,154	21.2
Overseas	83,779	42.9	136,920	52.3	(53,141)	(38.8)	519,262	46.9

Pipes and Valves	29,582	15.1	29,166	11.1	416	1.4	164,797	14.9

Domestic	24,275		27,126		(2,851)	(10.5)	153,190
Overseas	5,307		2,040		3,267	160.1	11,607

Industrial Castings	8,710	4.5	10,611	4.1	(1,901)	(17.9)	43,073	3.9

Domestic	4,560		5,709		(1,149)	(20.1)	22,862
Overseas	4,150		4,902		(752)	(15.3)	20,211

Pipes, Valves, & Industrial Castings	38,292	19.6	39,777	15.2	(1,485)	(3.7)	207,870	18.8

Domestic	28,835	14.8	32,835	12.5	(4,000)	(12.2)	176,052	15.9
Overseas	9,457	4.8	6,942	2.7	2,515	36.2	31,818	2.9

Environmental Engineering	9,184	4.7	9,441	3.6	(257)	(2.7)	74,390	6.7

Domestic	8,315	4.2	8,613	3.3	(298)	(3.5)	68,885	6.2
Overseas	869	0.5	828	0.3	41	5.0	5,505	0.5

Other	12,891	6.6	16,359	6.2	(3,468)	(21.2)	70,806	6.4

Domestic	12,435	6.4	15,864	6.1	(3,429)	(21.6)	69,098	6.3
Overseas	456	0.2	495	0.1	(39)	(7.9)	1,708	0.1

Total	195,326	100.0	261,887	100.0	(66,561)	(25.4)	1,107,482	100.0

Domestic	100,765	51.6	116,702	44.6	(15,937)	(13.7)	549,189	49.6
Overseas	94,561	48.4	145,185	55.4	(50,624)	(34.9)	558,293	50.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: August 7, 2009	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Executive Officer
General Manager of Finance & Accounting Department